UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file numbers 1-13796.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Television, Inc.

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Television, Inc.

4370 Peachtree Rd. NE

Atlanta, Georgia 30319

GRAY TELEVISION, INC.

FORM 11-K

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of the Gray Television, Inc. Capital Accumulation Plan for the fiscal year ended December 31, 2016, required by Form 11-K, together with the report thereon of RSM US LLP, independent registered public accounting firm, dated June 27, 2017, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Exhibit. Consent of RSM US LLP, independent registered public accounting firm, dated June 27, 2017, being filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISON, INC.
CAPITAL ACCUMULATION PLAN

Date: June 27, 2017	By:	/s/ James C. Ryan
James C. Ryan
Gray Television, Inc.
Chief Financial Officer and Member of Benefits Administration Committee

GRAY TELEVISION, INC.

FORM 11-K

EXHIBIT INDEX

Exhibit Number	Exhibit	Page Number

23.1	Consent of RSM US LLP	11

Gray Television, Inc.

Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2016

Gray Television, Inc. Capital Accumulation Plan

Index

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Administration Committee

Gray Television, Inc. Capital Accumulation Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

Atlanta, Georgia

June 27, 2017

Gray Television, Inc. Capital Accumulation Plan

Statement of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments at fair value:
Mutual funds	$87,876,240	$70,583,279
Guaranteed portfolio fund	9,486,093	8,754,148
Self-directed brokerage accounts	2,128,030	2,060,268
Gray Television, Inc. Common Stock Fund – Class A	563,901	605,149
Gray Television, Inc. Common Stock Fund	12,013,347	18,509,794

Total investments	112,067,611	100,512,638

Receivables:
Employer contributions	3,526,007	1,623,125
Notes receivable from participants	1,810,447	1,423,720

Total receivables	5,336,454	3,046,845

Total assets	117,404,065	103,559,483

Liabilities
Excess contributions	—	153,363

Net assets available for benefits	$117,404,065	$103,406,120

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions:
Investment income:
Net depreciation in fair value of investments	($2,186,226)
Interest and dividends	2,615,047

Total investment income, net	428,821
Interest income on notes receivable from participants	75,762

Contributions:
Participant	9,162,699
Rollover	6,715,881
Employer – discretionary	3,526,007
Employer – matching	5,478,577

Total contributions	24,883,164

Total additions	25,387,747
Deductions:
Benefits paid to participants	11,364,575
Administrative expenses	25,227

Total deductions	11,389,802

Net increase	13,997,945
Net assets available for benefits, beginning of year	103,406,120

Net assets available for benefits, end of year	$117,404,065

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (the “Company” or the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of the Company and its subsidiaries. Effective January 1, 2016, the Plan was amended to reduce the eligibility period for entrance into the Plan from one year to the first of the month following six months of employment. For acquired stations, the Company will determine eligibility for participation based on information in the buy/sell agreement. If no information is provided, the Company will honor previous service to determine eligibility into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan’s sponsor. The Benefits Administration Committee is the Plan Administrator. Reliance Trust Company (“Reliance”) is the Plan’s trustee. Empower Retirement (“Empower”), a subsidiary of Orchard Trust Company, serves as the Plan’s custodian and recordkeeper.

Contributions

The Plan allows participants to make contributions up to 100% of their compensation on a before-tax basis. If no election is made, the participant shall be automatically enrolled in the Plan and will be deemed to have authorized the Company to defer 3% of the participant’s compensation to the Plan on a before-tax basis. Participants may change their deferral percentages daily. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participants’ contributions and catch-up contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(g)(1) to $18,000 and $6,000, respectively, in 2016. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $53,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 4% of eligible compensation as defined in the Plan document. The Employer match is 100% of the first 3% of eligible compensation plus an additional 50% of the next 2% of eligible compensation. Participants covered by a collective bargaining agreement, which specifically includes a stated Employer match percentage of 50% up to 3% of eligible compensation, are not eligible for the additional match.

The Employer may also elect to make a discretionary contribution, as determined by a declaration of its Board of Directors, to each active participant account based on the respective participant’s eligible compensation during the year. For the year ended December 31, 2016, the Employer made a discretionary contribution of $3,526,007, which was recorded as Employer contributions receivable as of December 31, 2016 and was remitted to the Plan in February 2017.

Investment Options

Participants may direct their contributions, Employer contributions, and any related earnings into investment options sponsored by the Plan. The Plan currently offers nineteen mutual funds, one guaranteed investment account, a self-directed brokerage account, and Employer common stock as investment options for participants. Participants may change their investment elections daily by phone or via the Internet.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s matching and discretionary contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined in the Plan. The benefit to which a participant is entitled is the participant’s vested account balance.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer matching contributions are immediately vested as well. Discretionary contributions are 100% vested after 3 years. Forfeitures may be used to reduce future Employer contributions and/or plan expenses. As of December 31, 2016 and 2015, the Company had $25,460 and $605, respectively, of forfeitures available for use. For the year ended December 31, 2016, $605 of forfeitures were allocated to eligible participants based on their eligible compensation to total eligible compensation.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a rollover to another retirement plan. In the event that the participant’s account balance is less than $1,000, the Plan Administrator may make a single payment without the election or request of the participant. If a participant’s vested account balance exceeds $1,000 but does not exceed $5,000, the Plan Administrator may make a direct rollover to an individual retirement account (IRA) if the participant does not make an election within a designated time period.

Notes Receivable From Participants

Participants may borrow from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of (a) $50,000 or (b) the greater of one-half of a participant’s vested account balance and $10,000, with a minimum loan amount of $1,000 and may not have more than one loan outstanding at a time. Loans are repayable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Plan Administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2016 ranged from 3.25 percent to 9.50 percent.

2. Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) and are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets available for benefits during the reported period. Actual results could differ from these estimates.

Payments of Benefits

Benefits are recorded when paid.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contracts which are reported at contract value). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The guaranteed portfolio fund does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. Since the Plan cannot withdraw money until maturity; the contract is not considered fully benefit-responsive in accordance with Accounting Standards Codification (ASC) Topic 960 and is, therefore, reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Administration Committee determines the Plan’s valuation policies utilizing information provided by the investment custodians and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and losses on sales of investments are determined on the basis of average cost. Net appreciation (depreciation) in fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Net realized and unrealized gains and losses are reflected in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

The number of shares of Gray Television, Inc. Class A common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis and are recorded in the year in which the participants contributions are withheld from amounts paid. All participant and Employer contributions are participant-directed. Participant contributions in excess of amounts allowed by regulation are recorded as a liability with a corresponding reduction of contributions in the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan payments, participant loans in default are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the Employer and not covered by Plan forfeitures are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Certain investment advisory fees are paid by the Plan and included in net appreciation (depreciation) in fair value of investments of the related fund as they are paid through a revenue sharing agreement, rather than a direct payment. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

Recent Accounting Pronouncements

There are no recently issued accounting standards that the Plan’s management believes will have a significant effect on the financial statements.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments

FASB ASC Topic 820, Fair Value Measurements, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that that Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable inputs for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2016 and 2015.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Guaranteed portfolio fund: Valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (See Note 4). In determining the reasonableness of the methodology, the Benefits Administration Committee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms (for example, duration or payout date) while others are substantiated utilizing market data (for example, swap curve rate).

Self-directed brokerage accounts: Accounts primarily consist of common stocks and mutual funds that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

3. Fair Value Measurements and Investments (Continued)

The following tables set forth the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$87,876,240	$—	$—	$87,876,240
Common stock	12,577,248	—	—	12,577,248
Guaranteed portfolio fund	—	9,486,093	—	9,486,093
Self-directed brokerage accounts	2,128,030	—	—	2,128,030

Total assets at fair value	$102,581,518	$9,486,093	$—	$112,067,611

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$70,583,279	$—	$—	$70,583,279
Common stock	19,114,943	—	—	19,114,943
Guaranteed portfolio fund	—	8,754,148	—	8,754,148
Self-directed brokerage accounts	2,060,268	—	—	2,060,268

Total assets at fair value	$91,758,490	$8,754,148	$—	$100,512,638

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic condition or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer to total net assets available for benefits. For the year ended December 31, 2016, there were no transfers between levels 1, 2 and 3.

4. Investment Contract with Insurance Company

In 2009, the Plan entered into a guaranteed portfolio fund with Empower. Empower maintains the contributions in a general account to which it adds interest at the contract rate. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. As disclosed in Note 2, the investment contract is not fully benefit-responsive and therefore reported at fair value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable of occurring.

Gray Television, Inc. Capital Accumulation Plan

Notes to Financial Statements

5. Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated October 13, 2011, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Employer has not applied for a new determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6. Transactions with Parties-In-Interest

Certain Plan investments are managed by Reliance Trust and Empower, the trustee and custodian of the Plan, respectively. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company may terminate or amend the Plan at any time, provided, however, that no such amendment shall make it possible for any part of the net assets or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

8. Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits at December 31, 2016 and 2015 per these financial statements to the net assets per the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$117,404,065	$103,406,120
Current year employer contributions receivable	(3,526,007)	(1,623,125)
Deemed Distributions	(24,875)	—
Excess contributions, per the financial statements	—	153,363

Net assets per the Form 5500	$113,853,183	$101,936,358

The following table presents a reconciliation of investments at December 31, 2016 and 2015 per these financial statements to investments per the Form 5500:

	2016	2015
Investments per the financial statements	$112,067,611	$100,512,638
Deemed Distributions	(24,875)	—
Notes receivable from participants	1,810,447	1,423,720

Investments per the Form 5500	$113,853,183	$101,936,358

The following table presents a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2016 per the financial statements to net income per the Form 5500:

Change in net assets available for benefits per the financial statements	$13,997,945
Deemed Distributions	$(24,875)
Current year employer contributions receivable	(3,526,007)
Prior year excess contributions	(153,363)
Prior year employer contributions receivable	1,623,125

Net income per the Form 5500	$11,916,825

Gray Television, Inc. Capital Accumulation Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2016

Employer Identification Number: 58-0285030

Plan Number: 003

Identity of Issue, Lessor, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
		Mutual Funds:
	American Beacon	American Beacon Small Cap, 12,164 shares	**		319,798
	American Century	American Century Strategic Allocation Conservative Advisor Class, 2,382,056 shares	**		13,196,592
	American Funds	American Funds Investment Company of America Fund, 131,948 shares	**		4,780,474
	American Funds	American Funds American Balanced Fund, 346,145 shares	**		8,587,855
	American Funds	American Funds Europacific Growth Fund, 100,738 shares	**		4,544,303
	Blackrock	Blackrock Mid Cap Growth Equity Investor A, 117,564 shares	**		1,781,091
	Clearbridge	Clearbridge Aggressive Growth, 24,800 shares	**		5,135,093
	Franklin	Franklin Small Cap Growth, 22,443 shares	**		416,089
	Goldman Sachs	Goldman Sachs US Mortgages, 170,019 shares	**		1,781,803
	JP Morgan	JP Morgan Mid Cap Value Fund, 93,487 shares	**		3,331,893
	Loomis Sayles	Loomis Sayles Strategic Income, 56,662 shares	**		800,067
	Loomis Sayles	Loomis Sayles Core Plus Bond A, 116,932 shares	**		1,480,362
	Putnam Dynamic	Putnam Dynamic Asset Allocation Growth, 465,329 shares	**		7,291,712
	Putnam Dynamic	Putnam Dynamic Asset Allocation Balance, 1,388,870 shares	**		19,596,958
	Ridgeworth	Ridgeworth Large Cap Value Equity, 37,231 shares	**		616,168
	T. Rowe Price	T. Rowe Price Mid Cap, 215,646 shares	**		1,748,889
	Vanguard	Vanguard Small Cap, 82,542 shares	**		5,098,593
	Vanguard	Vanguard Mid Cap Index Fund, 9,666 shares	**		1,574,957
	Vanguard	Vanguard Large Cap Index, 112,169 shares	**		5,793,543
*	Empower	Guaranteed Portfolio Fund	**		9,486,093
		Common Stock:
*	Gray Television, Inc.	Common Stock — Class A, 33,624 shares	**		563,901
*	Gray Television, Inc.	Common Stock Fund, 660,542 shares	**		12,013,347
*	Various	Self-directed brokerage accounts	**		2,128,030
*	Various participants	Notes receivable from participants (maturity dates range through	**	***	1,785,572
		April 2033 and interest rates ranging from 3.25% to 9.50%)

					$113,853,183

*	Indicates a party-in-interest.
**	Cost information is not required for participant-directed information and, therefore, is not included.
***	Net of $24,875 in deemed loan distributions.